Exhibit 99.1

For Immediate Release

CyberArk Appoints Avril England to Board of Directors
Accomplished Leader Brings More Than 25 Years of Experience in Building
High Growth Software Companies

NEWTON, Mass. and PETACH TIKVA, Israel – March 9, 2021 – CyberArk (NASDAQ: CYBR), the global leader in Identity Security, today announced the appointment of Avril England to its board of directors.

England has deep product management, marketing and operational experience, particularly with cloud-based, SaaS-driven businesses. At Veeva Systems Inc., she is the general manager for Veeva Vault, a cloud enterprise content and data management platform and suite of applications specifically built for life sciences.

“I am excited to welcome Avril to the CyberArk board, especially as Identity Security becomes foundational to organizations’ evolving cybersecurity strategies,” said Udi Mokady, chairman and CEO, CyberArk. “Her operational expertise and experience with high-growth SaaS-based businesses will be invaluable as we continue to invest in our broad SaaS portfolio and transition to a subscription model.”

During England’s tenure, Veeva Vault has grown to more than 50 percent of Veeva Systems’ revenues. Previously, she was a key contributor in two successful IPOs and held leadership roles at world-class organizations including Oracle PeopleSoft, Cisco WebEx and IBM DemandTec.

“Through innovation and a deep commitment to the customer, CyberArk has become the trusted leader in Identity Security, bringing critical insight and a strong vision to cybersecurity,” said England. “I have profound respect for this leadership team and am enthusiastic about CyberArk’s transition to a subscription business model and the company’s ability to execute on its Identity Security vision.”

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in Identity Security. Centered on privileged access management, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud workloads and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

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